Exhibit 99.1

Enerplus to Present at the Jefferies 2014 Global Energy Conference in Houston

CALGARY, Nov. 4, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX and NYSE: ERF) is pleased to announce that Ian C. Dundas, President & Chief Executive Officer, will provide an update on Enerplus' activities at the Jefferies 2014 Global Energy Conference in Houston on November 12, 2014 at 10:30 AM CT (9:30 AM MT). Investors are invited to listen to a live webcast of the presentation at:

http://www.wsw.com/webcast/jeff85/erf

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  The event will be archived for 90 days.

Enerplus is a North American energy producer with a portfolio of oil and gas assets in resource plays that offer organic growth potential with superior economics. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that allows the successful development of our properties, supported by a strong financial plan. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or via e-mail at
investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or emailinvestorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 04-NOV-14